SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 1 )*

Paragon Real Estate Equity and Investment Trust
(Name of Issuer)
Common Shares
(Title of Class of Securities)
69912Y 30 5
(CUSIP Number)
Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH 44114; 216-736-7215
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69912Y 30 5	Page	2	of	7

1	NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James C. Mastandrea

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		794,179

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		787,512

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

794,179

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	69912Y 30 5	Page	3	of	7

1	NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
John J. Dee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		130,333

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		130,333

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

130,333

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP Nos. 69912Y 30 5	Page 4 of 7
Introduction.
     This Amendment No. 1 to Schedule 13D Statement relates to common shares, par value $0.01 per share (the “Common Shares”), of Paragon Real Estate Equity and Investment Trust, a Maryland trust (the “Company”), and is filed by James C. Mastandrea, the Company’s Chairman of the Board, Chief Executive Officer and President, and John J. Dee, the Company’s Senior Vice President and Chief Financial Officer.
Item 3. Source and Amount of Funds or Other Consideration.
     The consideration for Mr. Mastandrea’s purchase of Class C Convertible Preferred Shares (the “Class C Preferred Shares”) pursuant to the Subscription Agreement, as further described in Item 5(c) of this Amendment No. 1 to Schedule 13D, is Mr. Mastandrea’s services as an officer of the Company for September 29, 2006 through September 29, 2008. The consideration for the issuance of restricted Class C Preferred Shares to each of Mr. Mastandrea and Mr. Dee pursuant to the Restricted Share Agreements, also as further described in Item 5(c), is in lieu of receiving fees in cash for service as a trustee for the two years ending September 29, 2008.
Item 5. Interest in Securities of the Issuer.
     (a) Based solely on information provided by the Company, there are currently 404,425 Common Shares of the Company outstanding, excluding 38,130 Common Shares held in treasury.
     Mr. Mastandrea beneficially owns 794,179 Common Shares, including: (i) 6,667 restricted Common Shares issuable to an independent third party which Mr. Mastandrea has the right to vote; (ii) 163,117 Common Shares held by Paragon Real Estate Development, LLC (“Paragon Development”), of which Mr. Mastandrea is the managing member; (iii) 4,000 restricted Common Shares; (iv) 1,333 options to purchase Common Shares which are currently exercisable; (v) 49,243 Common Shares issuable upon conversion of 161,410 Class A Preferred Shares held by Paragon Development which are currently convertible into Common Shares at any time; and (vi) 569,440 Common Shares issuable upon conversion of 56,944 restricted Class C Preferred Shares (each Class C Preferred Share is convertible into Common Shares at any time by dividing the sum of $10.00 and any accrued but unpaid dividends on the Class C Preferred Shares by the conversion price of $1.00), or approximately 77.5% of the outstanding Common Shares. Mr. Dee beneficially owns 130,333 Common Shares, including: (i) 4,000 restricted Common Shares; (ii) 1,333 options to purchase Common Shares which are currently exercisable; and (iii) 125,000 Common Shares issuable upon conversion of 12,500 restricted Class C Preferred Shares (each Class C Preferred Share is convertible into Common Shares at any time by dividing the sum of $10.00 and any accrued but unpaid dividends on the Class C Preferred Shares by the conversion price of $1.00), or approximately 24.6% of the outstanding Common Shares.
     (b) Mr. Mastandrea has sole power to vote, or to direct the voting of, the Common Shares and Class C Preferred Shares held by him and the Common Shares and Class A Preferred Shares held by Paragon Development and an independent third party. Mr. Mastandrea has sole power to dispose, or to direct the disposition of, the Common Shares and Class C Preferred Shares held by him and the Common Shares and Class A Preferred Shares held by Paragon Development. Mr.

CUSIP Nos. 69912Y 30 5	Page 5 of 7
Mastandrea disclaims beneficial ownership of the 6,667 restricted Common Shares owned by an independent third party.
     Mr. Dee has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Common Shares and Class C Preferred Shares owned by him.
     (c) On September 29, 2006, Mr. Mastandrea and Mr. Dee were each awarded 12,500 restricted Class C Preferred Shares, which are currently convertible into 125,000 Common Shares, pursuant to a Restricted Share Agreement with the Company in lieu of receiving fees in cash for service as a trustee for the two years ending September 29, 2008. Each Class C Preferred Share is convertible into Common Shares at any time by dividing the sum of $10.00 and any accrued but unpaid dividends on the Class C Preferred Shares by the conversion price of $1.00. The restrictions on the Class C Preferred Shares will be removed upon the latest to occur of a public offering to liquidate the Class C Preferred Shares, an exchange of the Company’s Common Shares for another company’s shares, or September 29, 2008.
     Also on September 29, 2006, Mr. Mastandrea purchased 44,444 restricted Class C Preferred Shares, which are currently convertible into 444,440 Common Shares, pursuant to a Subscription Agreement with the Company. Each Class C Preferred Share is convertible into Common Shares at any time by dividing the sum of $10.00 and any accrued but unpaid dividends on the Class C Preferred Shares by the conversion price of $1.00. The consideration for the purchase of Class C Preferred Shares is Mr. Mastandrea’s services as an officer of the Company for September 29, 2006 through September 29, 2008. The Class C Preferred Shares are subject to forfeiture and restricted from being sold by Mr. Mastandrea until the latest to occur of a public offering by the Company sufficient to liquidate the Class C Preferred Shares, an exchange of Paragon’s existing shares for new shares, or September 29, 2008.
     Neither Mr. Mastandrea or Mr. Dee has effected any other transactions in the Company’s shares in the past 60 days.
Item 7. Material to be Filed as Exhibits.
     Exhibit 7.1     Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 8, 2006

/s/ James C. Mastandrea
James C. Mastandrea

/s/ John J. Dee
John J. Dee

EXHIBIT 7.1
AGREEMENT OF JOINT FILING
     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.
     This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement.
Date: November 8, 2006

/s/ James C. Mastandrea
James C. Mastandrea

/s/ John J. Dee
John J. Dee